UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2025 (Report No. 2)

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K (this “Report”) consists of (i) Alarum Technologies Ltd.’s (the “Registrant”) press release issued on August 28, 2025, announcing its financial results for the three- and six-month periods ended June 30, 2025, which is attached hereto as Exhibit 99.1; (ii) the Registrant’s unaudited Interim Condensed Consolidated Financial Statements (Unaudited) as of and for the period ended June 30, 2025, which are attached hereto as Exhibit 99.2; and (iii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025, which is attached hereto as Exhibit 99.3

The paragraphs titled “Business Highlights”, “Second Quarter and First Half 2025 Financial Analysis”, “Forward-Looking Statements” and the IFRS financial statements in the press release attached as Exhibit 99.1, the Interim Condensed Consolidated Financial Statements (Unaudited) as of June 30, 2025 attached as Exhibit 99.2, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025 attached as Exhibit 99.3, are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, 333-274585 and 333-285941) and Form F-3 (File Nos. 333-233724, 333-236030, 333-267580, 333-274604 and 333-283429) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Alarum Technologies Ltd.’s press release issued on August 28, 2025, announcing its financial results for the three- and six-month periods ended June 30, 2025.
99.2	Alarum Technologies Ltd.’s Interim Condensed Consolidated Financial Statements (Unaudited) as of June 30, 2025.
99.3	Alarum Technologies Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in iXBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline iXBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: August 28, 2025	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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